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Section
MAR 03 2008
Washington, DC
106

SECURI 08029958 ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66783

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Managed Account Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 E. Swedesford Road, Suite 310
(No. and Street)

Wayne	PA	19087
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy J. Stoklosa 609-921-8917
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

2001 Market Street,	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AD 3/21

OATH OR AFFIRMATION

I, Timothy J. Stoklosa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Managed Account Services, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
RYAN KUYPER - NOTARY PUBLIC
Radnor Twp., Delaware County
MY COMMISSION EXPIRES JAN. 09, 2011

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Managed Account Services, LLC
(A Wholly Owned Subsidiary of Clearbrook Financial, LLC)
Year Ended December 31, 2007 With Report and Supplementary Report of Independent Registered Public Accounting Firm
(Confidential Pursuant to SEC Rule 17a-5(e)(3))

Managed Account Services, LLC

Financial Statements
and Supplementary Information

Year Ended December 31, 2007

Contents

Report of Independent Registered Public Accounting Firm

The Member of
Managed Account Services, LLC

We have audited the accompanying statement of financial condition of Managed Account Services, LLC (the "Company") as of December 31, 2007, and the related statements of operations, changes in member's interest, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Philadelphia, Pennsylvania
February 22, 2008

Managed Account Services, LLC

Statement of Financial Condition

December 31, 2007

(In Thousands)

Assets	
Cash and cash equivalents	$ 1,143
Fixed assets, at cost (net of accumulated depreciation of $124)	137
Other assets	71
Total assets	$ 1,351
Liabilities and member's interest	
Liabilities:	
Payable to Parent	$ 162
Accounts payable, accrued expenses, and other liabilities	358
Total liabilities	520
Member's interest	831
Total liabilities and member's interest	$ 1,351

See accompanying notes.

Managed Account Services, LLC

Statement of Operations

Year Ended December 31, 2007

(In Thousands)

Revenues	
Commission and fee income	$ 256
Interest income	32
Total revenues	288
Expenses	
Personnel costs	2,169
Outside services	840
Data processing and communications	250
Brokerage and clearance	183
Occupancy and equipment	119
Other	68
Total expenses	3,629
Net loss	$(3,341)

See accompanying notes.

Managed Account Services, LLC

Statement of Changes in Member's Interest

Year Ended December 31, 2007

(In Thousands)

	Member's Interest	Accumulated Deficit	Total
Balance at December 31, 2006	$ 3,505	$(2,333)	$ 1,172
Capital contributions	3,000	–	3,000
Net loss	–	(3,341)	(3,341)
Balance at December 31, 2007	$ 6,505	$(5,674)	$ 831

See accompanying notes.

Managed Account Services, LLC

Statement of Cash Flows

Year Ended December 31, 2007

(In Thousands)

Cash flows from operating activities	
Net loss	$(3,341)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	87
Changes in assets and liabilities:	
Increase in:	
Receivables from affiliates	(1)
Other assets	(18)
Payables to brokers, dealers and others	1
Affiliate payable	78
Accounts payable, accrued expenses and other liabilities	315
Net cash used in operating activities	(2,879)
Cash flows from financing activities	
Capital contributions	3,000
Net cash provided by financing activities	3,000
Increase in cash and cash equivalents	121
Cash and cash equivalents at beginning of year	1,022
Cash and cash equivalents at end of year	$ 1,143

See accompanying notes.

Managed Account Services, LLC

Notes to Financial Statements

December 31, 2007

1. Organization

Managed Account Services, LLC (the Company), a wholly owned subsidiary of Clearbrook Financial, LLC (the Parent), is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed in October 2004 and received approval to operate as a licensed broker-dealer on July 6, 2005. The Company is an introducing broker-dealer that offers an integrated investment management platform.

The Company clears its securities transactions on a fully disclosed basis through First Clearing, LLC (the Clearing Broker).

2. Significant Accounting Policies

Revenue Recognition

Interest income is recognized when earned from the underlying securities owned and commission on fee income is recognized when the services are delivered to the client and are accounted for on an accrual basis.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

Depreciation and Amortization

Fixed assets are depreciated using the straight-line method over the useful lives of the assets, and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or useful life. Capitalized software is amortized using a straight-line method over three years.

The Company recorded $75,075 of amortization on capitalized software during 2007.

Income Taxes

No provision for the payment of federal, state or local income taxes has been provided, since the Company is not subject to income tax and income and losses are allocated to the Parent's individual members, who are responsible for reporting such income and losses and paying taxes on them.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

3. Transactions with Customers

For transactions where the Company's Clearing Broker extends credit to customers, the Clearing Broker seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the Clearing Broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company did not have any margin accounts at December 31, 2007.

4. Fixed Assets

Fixed assets as of December 31, 2007 consist of:

Capitalized software	$ 225,225
Computers and printers	33,923
Office equipment	1,707
	260,855
Less accumulated depreciation	124,251
Fixed assets, net	$ 136,604

Depreciation and amortization expense for the year ended December 31, 2007 was $86,952.

5. Commitments and Contingencies

The Parent is committed to pay rent for office space under a noncancelable lease with minimum annual rental payments. The Company has agreed to reimburse the Parent for certain shared services including leases under an Expense Sharing Agreement (see Note 6). Such leases are subject to escalation clauses covering operating expenses and real estate taxes. Rent expense, which is included in occupancy and equipment expense on the statement of operations, allocated to the Company was $103,470 for the year ended December 31, 2007. The Parent's expected minimum annual rental payments are as follows:

	Minimum Annual Rental Payments
2008	$ 78,844
2009	80,848
2010	54,790
2011	–
2012	–
Total	$ 214,482

In addition, at December 31, 2007, the Company did not have any subordinated borrowings.

6. Related Party Transactions

The Company has an Expense Sharing Agreement with its Parent for reimbursement of expenses incurred for certain data processing and communications support, personnel costs, rental arrangements for various furniture, fixtures, leasehold improvements and other shared services. During 2007, the Parent allocated $2,126,993 of expenses to the Company pursuant to the Expense Sharing Agreement. In addition, the Company has a payable of $162,184 to its Parent at December 31, 2007.

7. Concentrations of Credit Risk

The Company may engage in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review and monitor, as necessary, the credit standing of each counterparty as well as the exposure to each counterparty.

Additionally, in the normal course of business the Company may enter into transactions for securities purchased and sold on a when-issued basis (when-issued securities), which would be recorded on the statement of operations as unrealized gains and losses.

The Company did not hold any financial instruments or securities during the year ended or at December 31, 2007.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (the SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2007, the Company had net capital of $668,160 which was $618,160 in excess of the required net capital of $50,000. The Company's aggregated indebtedness at December 31, 2007 was $519,559, and its aggregate indebtedness to net capital ratio was .78 to 1.

Under the clearing arrangement with the Clearing Broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2007, the Company was in compliance with all such requirements.

9. Subsequent Event

In January 2008, the Company received $250,000 as a capital contribution from the Parent.

Supplementary Information

Managed Account Services, LLC Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2007

(Dollars in Thousands)

Computation of Net Capital

Member's interest		$ 831
Nonallowable assets, deductions and/or charges:		
Nonallowable assets:		
Receivable from affiliates	3	
Fixed assets	137	
Other	23	
Total nonallowable assets, deductions and/or charges		163
Net capital		$ 668
Minimum net capital required		$ 50
Net capital requirement in excess of minimum required		$ 618
Aggregate indebtedness		$ 520
Ratio of aggregate indebtedness to net capital		77.84%

Note: The above computation of net capital differs from the net capital computation previously filed by the Company on its Form X-17A-5, Part II as of December 31, 2007, with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. on January 24, 2008 as shown on Schedule IA. The Company filed an amended Form X-17A-5 on February 26, 2008, that incorporated the differences identified on Schedule IA.

Reconciliation with Company's Computation Included in Part IIA of Form X-17A-5

December 31, 2007

(Dollars in Thousands)

Net capital as reported in FOCUS report (unaudited)	$ 967
Recording of discretionary bonus	(299)
Net capital as reported on Schedule 1	$ 668
Member's interest as reported in FOCUS report (unaudited)	$ 1,116
Recording of discretionary bonus	(299)
Adjustment for prepaid insurance	14
Member's interest as reported on Schedule 1	$ 831

Note: The net capital computation on Schedule 1 differs from computation filed by the Company on January 24, 2008 on Form X-17A-5 due to above stated adjustments.

Statement Regarding Rule 15c3-3

December 31, 2007

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Supplementary Report

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Member of
Managed Account Services, LLC

In planning and performing our audit of the financial statements of Managed Account Services, LLC (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following areas:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of those charged with governance, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 22, 2008

END